Exhibit 5.7

[ALLEN & OVERY LETTERHEAD]

BY COURIER AND BY FAX
To: NXP B.V. High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands	Allen & Overy (Thailand) Co., Ltd. 22nd Floor Sindhom Tower III 130-132 Wireless Road Lumpini Pathumwan Bangkok 10330 Tel +66 (0)2 263 7600 Fax +66 (0)2 263 7699

Our ref                           84278-00001 BN:536514.2

21 March 2007

Dear Sirs,

RE: NXP B.V. — Offers to Exchange Senior Secured Notes

BACKGROUND

We have acted as special Thai counsel to NXP Manufacturing (Thailand) Co., Ltd. (formerly known as Philips Semiconductors (Thailand) Co., Ltd., a Thai legal entity (the Thai Guarantor), in connection with the proposed issuance by NXP B.V. and NXP Funding LLC of €1,000,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,535,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, €525,000,000 principal amount 8 5/8% Senior Notes due 2015 and $1,250,000,000 principal amount 9½% Senior Notes due 2015 (together, the Exchange Notes), for any and all outstanding unregistered euro-denominated Floating Rate Senior Secured Notes due 2013, dollar-denominated Floating Rate Senior Secured Notes due 2013, 7 1/8% Senior Secured Notes due 2014, euro-denominated 8 5/8% Senior Notes due 2015 and dollar-denominated 9½% Senior Notes due 2015 (together, the Outstanding Notes) pursuant to the Senior Secured Indenture, dated as of 12 October 2006 among NXP B.V., NXP Funding LLC, the Guarantors (as defined therein), Deutsche Bank Trust Company Americas, as trustee (the Trustee), Morgan Stanley Senior Funding, Inc., as global collateral agent, and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent, and the Senior Unsecured Indenture, dated as of 12 October 2006, among NXP B.V., NXP Funding LLC, the Guarantors and the Trustee (together, the Indentures).

In this opinion:

CRD means the Partnerships and Companies Registration Office of the Department of Business Development, Ministry of Commerce; and

Indentures has the meaning given to it above.

DOCUMENTS

For the purposes of this opinion we have examined only:

(a)            a copy of the signed Indentures;

Allen & Overy (Thailand) Co., Ltd. is affiliated with Allen & Overy LLP, a limited liability partnership registered in England and Wales with registered office at One Bishops Square, London El 6A0.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

(b)                                 a certified copy of the affidavit, memorandum and articles of association of the Thai Guarantor issued by the CRD on 21 March 2007; and

(c)                                  a certified copy of the minutes of a meeting of the board of directors of the Thai Guarantor No. 2/2006 held on 24 August 2006.

On 21 March 2007, we carried out a search of the file of the Thai Guarantor at the CRD.

We have not carried out any other searches or enquiries and the above are the only documents or records that we have examined for the purposes of this opinion. Our opinion is confined solely to the laws of Thailand and does not extend to the laws of any other jurisdiction.

ASSUMPTIONS

We assume that:

(a)                             all signatures and documents are genuine;

(b)                            all documents submitted to us as originals are authentic and complete;

(c)                             all documents submitted to us as copies conform to authentic and complete original documents;

(d)                            all documents are and remain up to date;

(e)                             all certificates and other documents which we have examined remain accurate as to all factual matters contained in them;

(f)                               the correct procedure was carried out for and at the board meeting referred to above (for example, the meeting was duly convened and held and the resolution was duly passed at such meeting);

(g)                            the Thai Guarantor was fully solvent at the time it entered into the Indentures and will not be insolvent as a result of the entry into or performance of the Indentures; and

(h)                            the information disclosed by the search of the Thai Guarantor’s files at the CRD is true and complete and the situation has not changed since the date of that search and that search did not fail to disclose any information which had been delivered for registration but did not appear on the public files searched.

OPINIONS

Based on the foregoing and subject to the qualifications set out below and to any matters not disclosed to us, we are of the opinion that, so far as the present laws of Thailand are concerned:

(i)                                     the Thai Guarantor is a limited company incorporated under the laws of Thailand.

(ii)                                  the Thai Guarantor has the corporate power to enter into and perform the Indentures and has taken all necessary corporate action to authorise the entry into, delivery and performance of the Indentures.

QUALIFICATIONS

This opinion is subject to the following qualifications:

(a)                             This opinion is subject to all insolvency and other laws relating to or affecting the rights of creditors or secured creditors generally.

(b)                            No opinion is expressed as to matters of fact.

(c)                             This opinion relates only to Thai domestic law and not Thai conflicts of law rules.

(d)                         While companies established in Thailand are required to be registered with the CRD, it is not possible to rely on obtaining from there certified up-to-date corporate information such as the Memorandum or Articles of Association or names of shareholders or directors and the information available does not include information relating to encumbrances, charges, pledges or assignments over corporate assets, nor is it possible to conduct conclusive searches to ascertain whether winding-up or rehabilitation proceedings have been initiated in Thailand or whether encumbrances, charges, pledges or assignments over such assets exist.

(e)                             Insofar as this opinion refers to the law or laws of Thailand, such references include Royal Decrees, Ministerial Decrees, Ministerial Regulations and Notifications, and Supreme Court judgments, and are limited to those which are published and available to the public as of the date of this opinion.

This opinion is given for your benefit and in connection with the Registration Statement on Form F-4 by NXP B.V., NXP Funding LLC and the Guarantors (as defined in each Indenture) and may not be relied upon by or disclosed to any other person without our express prior written consent (except that a copy may be released to the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement on Form F-4 by NXP B.V., NXP Funding LLC and the Guarantors). If we consent to the disclosure of this opinion to any other person, then (unless we expressly state otherwise to that person in writing) that disclosure will (and shall be deemed to be) made only on the basis that it is for information only and that we shall have no liability or responsibility whatsoever towards that person as a result of that disclosure or in connection with this opinion.

Yours faithfully,

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Allen & Overy (Thailand) Co., Ltd.